

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2022

Devinder Kumar
Chief Financial Officer
Advanced Micro Devices, Inc.
2485 Augustine Drive
Santa Clara, CA 95054

> **Re: Advanced Micro Devices, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2022**
> **File No. 001-07882**

Dear Devinder Kumar:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program